A2Z Smart Technologies Awarded New Contract from Israel's Defense Forces

Extension of Established Relationship for Over 30 Years

Yavne, Israel – Accesswire - September 1, 2020 – A2Z Smart Technologies, Inc. (TSXV: AZ) (OTCQB: AAZZF) ("A2Z" or the "Company"), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce that it has been awarded a new contract with the Israeli Defense Forces ("IDF") for service and maintenance for special logistical advanced technologies at a key and strategic base located in central Israel.

The total contract value is not fixed, and is dependent on orders received from the IDF for service calls, maintenance and hardware, based on their on-going needs.

Under the terms of the contract, A2Z has exclusivity with respect to service as well as the supply of hardware and parts used in services. A2Z's expected profit margin is estimated at approximately 30% before taxes. The contract and exclusivity are for one year with a likelihood of automatic extension for subsequent contract periods.

A2Z's Chief Executive Officer, Joseph Bentsur, commented, "We are very pleased to announce this new agreement with the IDF, arguably one of the most battle tested armed forces in the world and a world-class organization. This new contract, is another important milestone in our long-standing relationship with the IDF, which has already spanned over 30 years. I am sure that our partnership will continue to grow and will propel our Company forward to the forefront of new technologies."

Highlights:

Core Business: A2Z's line of products include unmanned remote-controlled vehicles of various sizes designed for intricate bomb disposal, counter terrorism, and firefighting, as well as energy storage power packs/generators. A2Z also provides maintenance services to both external and in-house complex electronic systems and products to over 75 clients. A2Z has been an Israel Ministry of Defense contractor for over 30 years and a significant portion of its business is long-term service contracts.

Expansion into Civilian Markets: To drive growth, A2Z plans to adapt its military technologies for the much larger civilian markets. One patent-pending product is a capsule (FTICS) that prevents vehicle fires resulting from collisions. A2Z has also been granted a

patent for a smart vehicle cover device that protects automobiles from the elements while the vehicle is parked and is stowed away safely in the vehicle's bumper when not in use. FTICS is a unique cutting-edge life-saving technology that sits in the gas tank of a car and upon collision releases a proprietary chemical mixture into the gas tank, neutralizing the gasoline rendering it inert and non-flammable. The gas tank is also isolated to ensure the gasoline does not leak. This eliminates automobile fires and **saves lives** as well as billions in property damage.

To see how it works, please click here:
https://vimeo.com/user105821568/download/385092549/2b6aef48d4

According to **FEMA data between 2014-2016, eighty-three percent of highway vehicle fires occurred in passenger vehicles. In addition, insulation around electrical wiring and flammable liquids in the engine area were the most common items first ignited in highway vehicle fires.

A2Z anticipates that the Israeli Defense Force pilot will commence in Q4 2020 and based on the results, A2Z Technologies will then initiate trials with car manufacturers. The vision of A2Z Technologies is for FTICS to be integrated at manufacturing level globally and will adopt a two-pronged approach: retrofitting vehicles and applying pressure on manufacturers to embed FTICS on the production line as mandatory.

About A2Z Smart Technologies, Inc.
A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach \$53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:
ClearThink
nyc@clearthink.capital